December 10, 2009

Securities and Exchange Commission
Attention: Pamela A. Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

VIA EDGAR AND OVERNIGHT DELIVERY

Re:          Tennant Company
Amendment No. 1 to Registration Statement on Form S-3
Filed November 3, 2009
File No. 333-160887
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
File No. 1-16191

Dear Ms. Long:

Tennant Company, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated November 16, 2009.  This letter contains the responses to the Staff’s comments.  The comments in the comment letter have been reproduced here in italics and the Company’s responses are detailed under those comments.  The Registration Statement on Form S-3 identified above is referred to in this letter as the “Registration Statement,” and the Registration Statement, together with the Form 10-K and Form 10-Q identified above are referred to in this as the “Filings.”

Registration Statement on Form S-3

Exhibit 5(a) – Opinion of Faegre & Benson LLP

1.
As previously requested, please revise the opinion to reflect in paragraph 5 on page 3 that the common stock has associated rights to purchase Series A Junior Participating Preferred Stock to be issued pursuant to a Rights Agreement dated as of November 10, 2006.

Response:  The Exhibit 5(a) opinion has been revised by Faegre & Benson LLP to reflect in paragraph 5 on page 3 that the common stock has associated rights to purchase Series A Junior Participating Preferred Stock to be issued pursuant to a Rights Agreement dated as of November 10, 2006.

TNC-001

Form 10-Q for the period ended March 31, 2009

6. Goodwill and Intangible Assets, page 9

2.
We have read your response to comment 26 in our letter dated August 27, 2009.  You have told us that in the future, if you are in a situation where you have limited excess fair value over carrying value for one or more of your reporting units, you will disclose additional information at that time.  We note such additional information has not been included in the September 30, 2009 Form 10-Q.  However, based on the information you have supplementally provided us in Exhibit B, it appears that one of your reporting units that has goodwill allocated to it has limited excess fair value over carrying value after the March 31, 2009 goodwill impairment.  Therefore, for this reporting unit whose estimated fair value is not substantially in excess of the carrying value, and to the extent that goodwill for this reporting unit could materially impact your operating results, please provide the following disclosures in future filings:

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test.
•	The amount of goodwill.
•	A description of the assumptions that drive the estimated fair value.
•
A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for your other reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Response: In the future, we will disclose the additional information outlined above if one or more of our reporting units has limited excess fair value over carrying value.  We did not include such additional information in our Form 10-Q for the quarter ended September 30, 2009 because our APAC reporting unit, which had limited excess fair value over carrying value as of March 31, 2009, as shown in Exhibit B to our prior response letter, had a goodwill balance of $0 as of September 30, 2009. Although our APAC reporting unit had a goodwill balance of $0.6 million as of March 31, 2009, the full amount of $0.6 million was assigned to the valuation of an acquired customer list during the second quarter of 2009 per the routine finalization of the purchase accounting for an acquisition in this reporting unit. We did not reference the APAC goodwill balance of $0.6

TNC-002

million as of March 31, 2009 in our Form 10-Q for the quarter ended March 31, 2009 as we believed at that time that the valuation of the customer list, which was not yet final as of that date, would consume the majority of the goodwill balance and therefore any goodwill balance remaining after the routine finalization of the valuation for the acquired customer list, if any, would not be material to our operating results. We have determined that the estimated fair value substantially exceeds the carrying value for our other reporting units and will disclose this determination in future filings.

*           *           *           *           *

As specifically requested by the Commission, we acknowledge that:

•
Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Filings;

•
The Action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Filings; and

•
We may not assert Staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns.  If you have any further comments or concerns, please contact me at (763) 540-1280.  Thank you for your time and consideration.

Sincerely,

Heidi M. Wilson
Vice President, General Counsel and Secretary

cc:           Tennant Company Audit Committee
Jeff Haan, KPMG
Sonia A. Shewchuk, Faegre & Benson LLP
Dorine H. Miller, Securities and Exchange Commission
Patricia Do, Securities and Exchange Commission

fb.us.4613257.02

TNC-003